Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED SEPTEMBER 25, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 9, 2024

This document (“Supplement No. 2”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated August 9, 2024, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Lower Minimum Purchase Amount for Certain Investors

Effective as of the date of this Supplement No. 2, the minimum investment amount is lowered to $5,031 (43 shares) for individual investors who are born on or after September 1, 1989 (i.e., anyone who was 35 or younger as of September 1, 2024). We believe lowering our minimum investment amount for younger individuals is imperative to democratize investment opportunities in farmland ownership and to build long-term relationships.

In the case where an individual is not investing directly as a natural person, we may, but are not obligated to, lower the minimum investment amount to $5,031 where an individual born on or after September 1, 1989 desires to invest with a spouse or domestic partner, through a retirement account, or via a trust or legal entity of which they are the majority beneficial owner.